ZODIAC EXPLORATION INC.

INSTRUMENT OF PROXY
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2012

The undersigned shareholder of Zodiac Exploration Inc. ("Zodiac") hereby appoints W. Murray Rodgers, President and Chief Executive Officer of Zodiac, of the City of Calgary, in the Province of Alberta, or, failing him, Howard Blacker, Chief Financial Officer of Zodiac, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual and special meeting of holders of common shares ("Common Shares") of Zodiac (the "Meeting"), to be held on September 12, 2012 at 10:00 a.m. (Calgary time) at the offices of Burnet, Duckworth & Palmer LLP, Suite 2400, 525-8th Ave SW Calgary, AB T2P 1G1and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Common Shares represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1.	FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing an ordinary resolution to fix the number of directors to be elected at four (4);

2.	The election of each of the following individuals as directors of the Corporation

(a)	FOR ☐ or WITHHOLD FROM VOTING FOR ☐ (and, if no specification is made, FOR) W. Murray Rodgers

(b)	FOR ☐ or WITHHOLD FROM VOTING FOR ☐ (and, if no specification is made, FOR) John Newman

(c)	FOR ☐ or WITHHOLD FROM VOTING FOR ☐ (and, if no specification is made, FOR) Robert Cross

(d)	FOR ☐ or WITHHOLD FROM VOTING FOR ☐ (and, if no specification is made, FOR) Peter Haverson

3.
FOR  ☐ or WITHHOLD FROM VOTING ☐ (and, if no specification is made, FOR) passing an ordinary resolution, to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as our auditors and to authorize the directors to fix their remuneration as such, all as more particularly described in the Information Circular;

4.
FOR  ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing an ordinary resolution, the full text of which is set forth in the Information Circular, ratifying and approving Zodiac's stock option plan, all as more particularly described in the Information Circular; and

5.
At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of Zodiac.  The Common Shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for and on the behalf of such shareholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____ day of _______________, 2012.
(signature of shareholder)

(name of shareholder - please print)

NOTES:
1.	If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.	This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.	This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the President of Zodiac c/o Olympia Trust Company, proxy department, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6 not later than 10:00 a.m. (Calgary time) on the second last business day prior to the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.